HORIZON LINES, INC.

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

September 19, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mellissa Campbell Duru

Re:	Horizon Lines, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 13, 2011

File No. 333-176520

Schedule TO–I/A

Filed September 13, 2011

File No. 5-81081

Dear Ms. Duru:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2011 to Mr. Stephen Fraser, President and Chief Executive Officer of Horizon Lines, Inc. (the “Company”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) and Schedule TO–I/A (“Schedule TO”).

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

In addition, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect our responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Schedule TO/A General

General

1.	We refer to the letter to shareholders dated August 29, 2011 that is posted on your website. The letter is a written communication made by the issuer relating to the tender offer and should be filed as an exhibit to Schedule TO. Please make the requisite filings. Refer to Rule 13e-4(c)(1) and the notes thereto. Please note that this comment applies also to other written communications such as the September 14, 2011 press release.

Response: We respectfully advise the Staff that the letter to shareholders dated August 29, 2011 and the press release dated September 14, 2011 have each been filed as an exhibit to the Schedule TO/A that was filed with the Commission on September 19, 2011.

2.	Refer to Rule 13e-4(d)(2) and 13e-4(e)(3). We note the material changes made to the prospectus and filings, including for example:

•	material changes to the pro forma financial statements;

•

amendments to the disclosure regarding the consideration to be offered to persons in the exchange offer who are not U.S. citizens or who fail to properly complete the questionnaire and the procedures they may follow to provide corrected information; and

•	the form of questionnaire filed as an exhibit to Schedule TO.

Please advise us of how these changes were or will be disseminated to noteholders in compliance with the aforementioned rules. Please note that dissemination of material information using mechanisms the bidder knows or is reckless in not knowing are inadequate would not comply with Regulation 14E. Refer generally to Exchange Act Release No. 34-43069, Section II.C. We may have further comment.

Response: We respectfully advise the Staff that, in addition to sending the information to the Depository Trust Company for forwarding to its participants and providing the information directly to the financial and legal advisors of the informal committee of noteholders, we issued a press release that described the material changes in the information that was previously disclosed to the noteholders via PR Newswire and filed a Current Report on Form 8-K that included the press release as an exhibit. In addition, Amendment No. 1 and the form of U.S. citizenship questionnaire were mailed directly to the noteholders, based upon contact information provided by legal counsel to the informal committee of noteholders, and posted on our website.

Securities and Exchange Commission

Division of Corporation Finance

In addition, we respectfully advise the Staff that we will undertake this same distribution process in connection with Amendment No. 2 that was filed with the Commission on September 19, 2011.

3.	We refer to your responses to prior comments 2 and 3. Given that holders of 98% of notes executed agreements, we provide no comfort that the efforts commenced prior to the filing of the registration statement and Schedule TO did not constitute the commencement of a tender offer.

Response: We acknowledge the Staff’s comment but respectfully advise the Staff that commitment letters and restructuring support agreements, similar to lock-up agreements, play a key role in out-of-court restructurings. As noted in our prior responses, we respectfully submit that the entry into the commitment letters and the restructuring support agreements with the noteholders was consistent with the Staff’s existing interpretations. All of our efforts prior to entry into these two agreements consisted of complicated and extensive negotiations that explored potential refinancing and restructuring alternatives that would maximize value for all stakeholders. We negotiated directly with the financial and legal advisors to the informal committee of noteholders with no control over which noteholders participated in the informal committee. In addition, these negotiations also involved the lenders under our existing secured credit facility, various customers and vendors, representatives of the New York Stock Exchange, as well as other stakeholders. After several months of extensive negotiations with these various parties, the only solution available under the circumstances—and the only solution that will avoid bankruptcy proceedings—is the consummation of the comprehensive recapitalization plan supported by the informal committee of noteholders. We respectfully submit that we commenced the exchange offer by filing the Registration Statement and Schedule TO contemporaneous with the execution of the commitment letters and restructuring support agreements.

4.	We refer to your response to prior comment 4 and reissue the comment. It is not apparent how the consideration offered to foreign holders complies with Rule 13e-4(f)(8)(ii). Please contact the Office of Mergers & Acquisitions at the number below to discuss.

Response: We respectfully advise the Staff that our legal counsel will contact directly the Office of Mergers and Acquisitions to discuss comment four.

Securities and Exchange Commission

Division of Corporation Finance

5.	Please refer to response 4 in which you indicate the company may have the option of redeeming excess shares in cash or by issuing redemption notes. In addressing comment 4 above, please supplementally advise us of all alternative forms of consideration the company considered providing to foreign noteholders, inclusive of any cash options.

Response: We respectfully advise the Staff that our ability to redeem “excess shares” in cash or by issuing redemption notes is the current structure provided in our amended and restated certificate of incorporation to protect our ability to register our vessels under federal law and operate our vessels in markets in which the marine trade is subject to the Jones Act.

During the negotiation process with the financial and legal advisors to the informal committee of noteholders and the lenders under our existing secured credit facility, it became clear that we would be unable to issue additional indebtedness that would provide the noteholders with full recovery in exchange for the existing indebtedness held by the noteholders. We desperately needed to de-lever our balance sheet by decreasing the amount of indebtedness we owed. In that regard, we considered providing cash or various forms of equity-based alternatives as a component to any proposed exchange offer in an effort to de-lever the Company, as well as provide the noteholders with a full recovery in exchange for the existing indebtedness held by the noteholders. As disclosed in our various public filings and the Registration Statement, we faced a challenging financial position that necessitated several cost-saving initiatives and the use of our limited cash for other obligations. In addition, the legal advisors to the informal committee of noteholders advised us that several noteholders might be deemed to be non-U.S. citizens. As a result, we explored several equity-based alternatives that would allow foreign holders to hold an equity position in us, while simultaneously allowing us to comply with the non-U.S. citizen ownership limitations imposed by the Jones Act. The inclusion of an equity-based component as part of any proposed exchange offer also allowed us to de-lever our balance sheet. The issuance of the common stock and warrants would result in the immediate deleveraging of our balance sheet through a debt-for-equity exchange and provide the potential for additional deleveraging through the early conversion into equity of the new convertible secured notes to be issued in the proposed exchange offer. In an effort to comply with the non-U.S. citizen ownership limitations imposed by the Jones Act and after extensive negotiations with the financial and legal advisors to the informal committee of noteholders, the parties ultimately agreed that foreign holders would be eligible to receive warrants or redemption notes, as the case may be, in lieu of shares of our common stock in connection with the proposed exchange offer or upon conversion of the new convertible secured notes if and to the extent such shares would constitute “excess shares” (as defined in our amended and restated certificate of incorporation) if they were issued.

Securities and Exchange Commission

Division of Corporation Finance

6.	We note your response to prior comment 15 and await the filing of the opinion.

Response: We respectfully advise the Staff that we will file the opinion of counsel in a subsequent exhibit-only amendment to the Registration Statement.

*    *    *

Please note that we will furnish a letter at the time we request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact Christian O. Nagler at (212) 446-4660 or Jason K. Zachary at (212) 446-4844 of Kirkland & Ellis LLP at your earliest convenience.

Sincerely,

/s/ Michael F. Zendan, II
Michael F. Zendan, II Senior Vice President, General Counsel and Secretary Horizon Lines, Inc.

cc:	Christian O. Nagler
Kirkland & Ellis LLP

Jason K. Zachary
Kirkland & Ellis LLP

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